SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
[December 21, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-___

SIGNATURES
Date  December 21, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel
Metso Corporation

FIDELITY MANAGEMENT RESEARCH CORPORATION’S HOLDINGS IN METSO TO 5.03 PERCENT
(Helsinki, Finland, December 21, 2005) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation has been informed about an increase in the holding of Fidelity Management Research Corporation and its subsidiaries of the paid up share capital of Metso Corporation. On December 19, 2005, Fidelity Management Research Corporation and its subsidiaries owned a total of 7,123,900 Metso shares, which corresponds to 5.03 percent of the paid up share capital and voting rights of Metso Corporation. On the basis of the previous announcement, their holding was 4.97 percent on December 12, 2005.
According to the announcement of Fidelity Management Research Corporation, their holdings on December 19, 2005 were as follows:

FUND NAME	SHARES
INTL SMALL CAP OPPORTUNITIES	131,800
FID NORDIC FUND	73,300
FID EUROPE CAP APPRECIATION FD	226,500
FA GLOBAL EQUITY	23,900
FA EUROPE CAPITAL APPRECIATION	11,500
FA DIVERSIFIED INTERNATIONAL	1,480,100
FID ASSET MANAGER FUND	171,200
FID DIVERSIFIED INTERNATIONAL	3,000,000
FID INTL DISCOVERY FUND	400,500
VIP II ASSET MANAGER	45,600
FIDELITY EUROPE FUND — CANADA	266,500
DALLAS POLICE & FIRE T50092	29,500
BROWN & WILLIAMSON SEL INTL	13,100
STATE OF CT RET PLAN T50251	36,700
FID SELECT INTL EQUITY (T319)	316,700
PRINCIPAL PARTNERS INTL T50423	80,200
METLIFE FI INTL STOCK T50432	76,800
ILLINOIS SURS-SEL INTL T50448	17,500
SELECT INT SM CAP COLL (T1056)	15,000
SAN DIEGO RETIREMENT (T2193)	39,700
IBM SELECT EAFE CANADA T2205	71,900
FICL SEL INTL SM CP TR T55105	9,600
FICL SEL INTL EQTY TR T55106	26,400
CATERPILLAR INC T55207	77,700
CATERPLLR VEBA SEL EUR T55257	12,300
OREGON INVMT CL SEL INT T55271	136,500
WORLD BANK SELECT INTL T55274	16,600
BP MASTER TR FOR EMP PP T55275	27,000
IBM CANADA SELECT INTL T2286	32,600
CDP QUEBEC T55293	100,200
MINNESOTA SBI SEL INTL T55303	27,800
SHELL OIL SELECT INTL T55322	22,200
FICL GLBL ASSET ALL EQ-EUROPE	33,900
FID GLOBAL DISCIPLINED EQUITY	1,200
FIDELITY GLOBAL OPPORTUNITIES	3,700
IBM NETHERLANDS SELECT EUROPE	68,200
TOTAL	7,123,900
Metso is a global engineering and technology corporation with 2004 net sales of approximately EUR 4 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.